UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):   March 7, 2002

Lithia Motors, Inc.

(Exact Name of Registrant as specified in its charter)

Oregon	0-21789	93 - 0572810
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

360 E. Jackson Street, Medford, Oregon	97501
Address of Principal Executive Office	Zip Code

Registrant's telephone number including area code 541-776-6868

(Former name or former address, if changed since last report)   Not applicable

Item 7. Financial Statements and Exhibits

     (a)   Financial statements of business acquired.

             Not applicable.

     (b)   Pro forma financial information.

             Not applicable.

     (c)   Exhibits.

             The following Exhibit is filed or furnished as part of this Report to the extent described in Item 9.

             (99)   Press Release dated March 7, 2002

Item 9. Regulation FD Disclosure.

     On March 7, 2002, Lithia Motors, Inc. issued a press release providing first quarter and year end 2002 earnings guidance and announcing that the underwriters exercised their over-allotment option and the company closed its public offering of 5.75 million shares of its Class A Common Stock at a price of $18.25 per share. All of the information in the press release, appearing in Exhibit 99, is not filed but is furnished pursuant to Regulation FD.


SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                    LITHIA MOTORS, INC.
                    (Registrant)

Date: March 7, 2002   By: /s/ Kenneth E. Roberts
                       Kenneth E. Roberts, Assistant Secretary

EXHIBIT 99

LITHIA MOTORS, INC.
NEWS RELEASE

Date: March 7, 2002
For Further Information Contact:
Jeff DeBoer, Chief Financial Officer
(541) 776-6868

LITHIA
AMERICA'S CAR & TRUCK STORE
Since 1946

LITHIA MOTORS RAISES 1Q 2002 GUIDANCE BY OVER 20%;
RAISES FULL-YEAR GUIDANCE FOLLOWING SECONDARY OFFERING

MEDFORD, OREGON, March 7, 2002 (5:00 a.m. PDT) – Lithia Motors, Inc. (NYSE: LAD) today raised first quarter guidance by seven cents to $0.36 to $0.38 from $0.29 to $0.31 per share. The company cited a better than expected business environment in the first quarter. Lithia raised full-year earnings guidance to $1.73 to $1.83 per share. This guidance is higher than past guidance and includes 4.5 million newly issued shares from the recently completed secondary offering. The company expects that the dilution from the newly issued shares will be more than offset by improvements in operating income and interest expense savings.

Lithia is providing the following guidance for the first quarter and full-year 2002:

FORWARD ESTIMATES	1Q 2002	Full-Year 2002
Revenue	$485 – 505M	$2.2 – 2.4B
Diluted EPS	$0.36 – 0.38	$1.73 – 1.83
Gross Margin	16.2 – 16.6%	16.2 – 16.6%
SG&A	12.8 – 13.2%	12.6 – 13.0%
Operating Margin	2.8 – 3.0%	3.1 – 3.3%
Interest Expense	0.9 – 1.1%	0.9 – 1.1%
Same Store Sales	-3 to –6%	-4 to –8%
Tax Rate	38 – 39%	38 – 39%
Shares Outstanding	15.2-15.4M	17.4-17.8M

Expected annualized acquisition revenues for 2002: $500 to $800 million.

The quarterly breakout for 2002 is estimated as follows for Diluted EPS: Q1: $0.36 – $0.38;
 Q2: $0.40 - $0.42; Q3: $0.55 - $0.58; and Q4: $0.42 - $0.45.

Management makes the above estimates based upon information available to it at this time. The company, in making these estimates, assumes no burden to update these estimates during the quarter or year even if it appears actual results will differ materially from these estimates.

Separately, on March 1st the underwriters of Lithia's secondary offering exercised their over-allotment option and the company closed the public offering of a total of 5.75 million shares of its Class A Common Stock at a price of $18.25 per share. The offering was managed by Morgan Stanley & Co. Incorporated and

Stephens Inc. The offering included 4.5 million newly issued shares sold by Lithia Motors, 1.0 million shares sold by W. Douglas Moreland, and 250,000 shares sold by other selling shareholders.

Lithia Motors, Inc. is a Fortune 1000 and Russell 2000 Company that operates 123 franchises in California, Oregon, Washington, Nevada, Colorado, Idaho, South Dakota, Alaska and Texas and sells 24 brands of new vehicles at 65 stores and over the internet through "Lithia.com—America's Car & Truck Store." Lithia also sells used vehicles; arranges finance, warranty, and credit insurance contracts; and provides vehicle parts, maintenance, and repair services at all of its locations.

This press release includes forward looking statements within the meaning of the "Safe-Harbor" provisions of the Private Securities Litigation Reform Act of 1995, which management believes are a benefit to shareholders. These statements are necessarily subject to risk and uncertainty and actual results could differ materially due to certain risk factors, including without limitation economic conditions, acquisition risk factors and others set forth from time to time in the company's filings with the SEC. Specific risks in this press release include improvement in operating income, margin improvements, same-store sales levels, completion of assumed acquisitions and stated forward estimates.

For additional information on Lithia Motors, contact: Jeff DeBoer, Senior VP and Chief Financial Officer (541) 776-6868 (E-mail: invest@lithia.com) or Dan Retzlaff, Investor Relations at (541) 776-6819 or log-on to: www.lithia.com - go to About Lithia - Investor Relations.